TUTOGEN MEDICAL, INC.
13709 Progress Boulevard
Alachua, Florida 32615
February 26, 2007
Securities and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
Attn: Ms. Tia Jenkins
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Tutogen Medical, Inc. Registration Statement on Form S-1 Filed December 29, 2006 File No.: 333-139738
Dear Ms. Jenkins:
     The undersigned hereby respectfully requests the withdrawal of its acceleration request dated February 20, 2007, wherein the Company requested acceleration of the effectiveness of its registration statement (File No. 333-139738) to February 27, 2007, or as soon thereafter as practicable.
Yours truly,
Tutogen Medical, Inc.
/s/ L. Robert Johnston, Jr.
L. Robert Johnston, Jr.
Chief Financial Officer